445 Broadhollow Road

Melville, New York 11747

October 15, 2009

Ms. Lynn Dicker, Reviewing Accountant

Mail Stop 3030

U.S. Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

RE:         P&F Industries, Inc.

Form 10-K for the year ended December 31, 2008

           Filed March 31, 2009

Form 10-Q for the Quarter ended June 30, 2009

File No. 1-5332

Dear Ms. Dicker;

P&F Industries, Inc. (the “Company”) has received your correspondence dated September 30, 2009, and is responding to your comments herein. The Company has keyed its responses to your comments and, if applicable, has provided supplemental information. The Company understands that you may have additional comments upon your review of its responses.

Form 10-K for the year ended December 31, 2008

Item 8. Financial Statements, page 24

Note 1. Summary of Accounting Policies, page 35

-Goodwill and Other Intangible Assets, page 36

1.              We note disclosures here and on pages 18 and 47-48 related to how you evaluate goodwill for impairment.  Please tell us and revise this note and your Critical Accounting Policies section of MD&A in future filings to disclose in more detail how you evaluate your goodwill for impairment. In this regard, please discuss the following:

•                  Disclose the number of reporting units that you have identified.

Response:  The Company respectfully advises the staff (the “Staff”) of the Securities and Exchange Commission that, in future filings, where applicable, it will define its reporting units in the context of FASB Accounting Standards Codification 350 (the “Codification”). As of December 31, 2008, the Company had the following four reporting units: (i) Hy-Tech Machine, Inc, (ii) Florida Pneumatic Manufacturing Corporation, (iii) Nationwide Industries, Inc. and (iv) Woodmark International, L.P. combined with Pacific Stair Products, Inc. (both primarily distributors of stair parts to the new home construction sector).

•                  With respect to your determination of the fair value of your reporting units, discuss how you weight each of your fair value methodologies and your basis for the weighting.

Ms. Lynn Dicker

U.S. Securities and Exchange Commission

File No. 1-5332

October 15, 2009

Response:  The Company respectfully advises the Staff that, in future filings, where applicable, it will discuss how it weighs each fair value methodology, as well as the basis for such weighting.  Please be advised that with respect to its discussion of Goodwill and Other Intangibles for its Form 10-K for the year ended December 31, 2008, the Company, in order to derive fair value, initially considered the three traditional approaches: (i) income approach; (ii) market approach, and (iii) cost approach.  The Company determined that the income and market approaches would best determine fair value for its reporting units as of December 31, 2008. The Company elected to use the discounted cash flow analysis of the income approach and the guideline publicly-traded company method of the market approach to determine indications of value for each reporting unit analyzed. The Company believes each approach provided reliable indications of value and was weighted equally.  Weightings are determined, and may change from year-to year, based on the merits of each valuation approach at the time of the valuation.

The guideline transaction method of the market approach was considered, but not used, because of the lack of sufficiently reliable data available for guideline transactions.  The cost approach was considered but not relied on because it does not adequately capture the future earnings potential of the business.

•                  Provide a qualitative and quantitative description of the material assumptions used and a sensitivity analysis of those assumptions based upon reasonably likely changes.

Response:  The Company respectfully advises the Staff that its determination of the fair value of the reporting units and the allocation of that value to the individual assets and liabilities within those reporting units requires us to make significant estimates and assumptions. These estimates and assumptions include, but are not limited to, the selection of the appropriate discount rate, terminal growth rates, forecasted net cash flows and appropriate peer group companies appropriate for acquisitions in the industries in which the Company competes. Due to the inherent uncertainty involved in making these estimates, actual findings could differ from those estimates. Changes in assumptions concerning projected financial results or any of the other underlying assumptions would have a significant impact on either the fair value of the reporting unit or the amount of the goodwill impairment charge. Additionally, significant changes in any of these estimates or assumptions in the future may result in a future impairment.

Assigning useful lives and periodically reassessing the remaining useful lives of intangible assets is predicated on various assumptions. Also, the fair values of our intangible assets are impacted by factors such as changing technology, declines in demand that lead to excess capacity and other factors. In addition to the various assumptions, judgments and estimates mentioned above, the Company may strategically realign its resources and consider restructuring, disposing of, or otherwise exiting businesses in response to changes in industry or market conditions, which may result in an impairment of goodwill or other intangibles. While the Company believes the estimates and assumptions used in determining the fair value of goodwill and identifiable assets are reasonable, a change in those assumptions could affect their valuation.

For the year ended December 31, 2008, the Company performed a sensitivity analysis of assumptions used in the valuation of the goodwill of its reporting units. In determining the fair value of its reporting unit, the Company calculated a discount rate of 23% and a growth rate of 3%. Applying these rates resulted in a write down of goodwill of $411,000 as noted below. In developing a sensitivity analysis of this valuation and the respective rates used, the Company recalculated the model based on a maximum of 100 basis points increase in discount rates to a minimum of a 100 basis points decrease in discount rates as well as a maximum of a 100 basis points increase in growth rates and a minimum of a 100 basis points decrease in growth rates. The resulting goodwill valuation resulted in outcomes ranging from a write-

Ms. Lynn Dicker

U.S. Securities and Exchange Commission

File No. 1-5332

October 15, 2009

down of goodwill of $962,000 to a valuation that does not require a write-down of goodwill for the year ended December 31, 2008.

•                  To the extent the valuation assumptions and methodologies used for valuing goodwill have changed since prior periods, disclose the reasons for the changes and the impact of the changes.

Response:  The Company respectfully advises the Staff that the valuation assumptions and methodologies used for valuing goodwill in its Annual Report filed on Form 10-K as at December 31, 2008, is consistent with that of the prior year.

2.              Further to the above, we note that you recorded approximately $411,000 of goodwill impairment charges related to your hardware segment during the fourth quarter of 2008.  Considering the range of your stock price during the fourth quarter of 2008, your market capitalization being below your shareholders’ equity as of December 31, 2008, your continuing to experience a significant decline in revenues from fiscal 2007 to fiscal 2008, and your loss of key customers during fiscal 2008, please provide to us a summary of the your goodwill impairment analysis as of November 30, 2008.

Response: In accordance with 350-20-35 of the Codification, the Company recognized its loses for the year ended December 31, 2008 as a triggering event, and as a result, reviewed its long-lived assets for impairment, in accordance with 350-60-10 of the Codification.  The result of that review was to reflect an impairment charge of $7,066,000, thus reducing the book value of one of its reporting units from $18,427,000 to $11,361,000.  This evaluation was performed in concert with the Company’s annual evaluation of its goodwill, in accordance with 350-20-35 of the Codification.

The Company compared the fair value of its operating units with their respective carrying value.  As previously mentioned, in determining fair value, the Company utilizes the income approach and the market approach, both with a weighting factor of fifty percent.  As the result of this process, it was determined that the fair value of the reporting unit referred to above, which was comprised of Woodmark International, L.P. and Pacific Stair Products, Inc, was impaired.  As of December 31, 2008, the book value of this reporting unit was $11,361,000 and its fair value was $10,950,000, resulting in a permanent impairment of its goodwill of $411,000. The implied fair value of goodwill was determined by allocating the new fair value to all of the assets and liabilities of the reporting unit. As a result of this activity the Company did not identify any new intangible assets.

3.              Considering your continued losses during the six months ended June 30, 2009, please tell us how you considered the guidance in paragraph 350-20-35-30 of the FASB Accounting Standards Codification as of June 30, 2009.

Response: The Company respectfully advises the Staff that it reviewed the guidance in paragraph 350-20-35-30 of the Codification and noted that it has not experienced any adverse changes in the business climate, unanticipated competition, a loss of key personnel, disposals of reporting units or any other events described in the above mentioned paragraph that would require an additional impairment charge to be made as of June 30, 2009.

Ms. Lynn Dicker

U.S. Securities and Exchange Commission

File No. 1-5332

October 15, 2009

Note 12. Income Taxes, page 55

4.              We note that you present a $7 million net deferred income tax asset as of December 31, 2008 that appears to primarily relate to your operations in the Unites States. Giving specific consideration to negative evidence such as cumulative losses in recent years related to your operations in the United States and your losses incurred in the six months ended June 30, 2009, please tell us and revise your future filings to discuss in more detail why you believe it is more likely than not that all of your deferred tax assets will be realized. Please refer to the guidance in paragraphs 740-10-30-5e and 740-10-30-16 through 24 of the FASB Accounting Standards Codification.

Response: The Company respectfully wishes to inform the Staff that it believes it is more likely than not that all of the net deferred tax assets will be realized based upon the following:

1.               The Company has reported both financial statement and taxable income for approximately the past two decades. Further, the Company’s projected earnings over the fifteen year benefit period of the net operating loss which created the deferred tax asset reflects management’s opinion, which is based upon current market data of housing starts (a key economic indicator) will enable it to return to its historic level of profitability.

2.               There is sufficient taxable income in the carry back period to fully offset the current year amortization of the deferred tax asset and projected loss for 2009.

3.               The Company evaluates the carrying value of its deferred tax asset on a quarterly basis to determine whether or not an allowance might be required. At December 31, 2008 the Company examined its projections of taxable income for the period beginning 2009 through 2020, the year in which the deferred tax asset expires. Further, the Company applied a discount factor of as much as 50% to its internal projections. The resulting discounted projections of the Company’s taxable income for the years 2010 through 2020 indicate that the Company should, more likely than not, attain sufficient taxable income to realize the total benefit of the deferred tax asset.

4.               As noted above, the Company evaluates the carrying value of its deferred tax asset on a quarterly basis to determine whether or not an allowance might be required. At June 30, 2009 the Company examined its projections for the remainder of 2009 and for the years 2010 through 2020.  It once again performed a sensitivity analysis on its projections and determined that as of June 30, 2009, it was more likely than not that the deferred tax asset would be fully utilized.

Exhibits 31

1.              We note here and within your March 31, 2009 and June 30, 2009 Forms 10-Q that your certifications filed pursuant to Exchange Act Rule 13a-14(a) are not in the exact form prescribed by Item 601(b)(31) of Regulation S-K.  For instance, we note that you have made certain modifications to the wording in paragraph 4(d).  Please revise your future filings to include certifications that conform to the exact wording required by Item 601(b)(31) of Regulation S-K.

Response: The Company respectfully advises the Staff that it will in future filings, make certain that all certifications required by Item 601(b)(31) conform to the exact wording prescribed therein.  For

Ms. Lynn Dicker

U.S. Securities and Exchange Commission

File No. 1-5332

October 15, 2009

instance, in future filings, paragraph 4(d) of such certifications will include the parenthetical reference to “the registrant’s fourth fiscal quarter in the case of an annual report.”

Form 10-Q for the Quarter Ended June 30, 2009

Note 2. Acquisition, page 8

2.              We note that you reference an independent third party in determining the preliminary valuation of your intangible assets related to the Coffman acquisition. While in future filings management may elect to take responsibility for valuing your intangible assets, please note that if you continue to refer to the work of the third party in a Form 10-K that is incorporated by reference into a registration statement, you may be required to obtain and include a consent from the third party. Refer to Compliance and Disclosure Interpretation 141.02, available at our website.

Response: The Company respectfully advises the Staff that it utilized the services of an independent third-party to assist it in determining the valuation assigned to intangible assets in conjunction with the Coffman acquisition.  The information provided by the independent third-party valuation firm was considered by the Company in determining the valuation estimates provided in the Company’s Form 10-Q filing, but was not the sole basis for its estimates. The Company acknowledges that it is responsible for determining the fair value used to allocate the purchase price.  Accordingly, while the Company considered the data and other information provided by the independent third-party valuation firm it did not rely solely upon that which was provided. As such, the Company does not believe the independent third-party valuation firm acted as an expert with respect to the Company’s valuation of the intangible assets recorded in conjunction with the Coffman acquisition.  The Company intends to remove references to the independent third party valuation firm and its appraisals in its future filings with the Commission. As the result of the foregoing, the Company believes it is not required to obtain a written consent from the independent third-party valuation firm as an exhibit to any such registration statement.

Note 3.  Fair Value Measurements, page 102. Acquisition, page 10

3.              Please revise your future filings to include all of the disclosures outlined in paragraph 820-10-50-2c of the FASB Accounting Standards Codification.

Response: The Company respectfully advises the Staff that it will include all of the disclosures outlined in paragraph 820-10-50-2c of the Codification.

Ms. Lynn Dicker

U.S. Securities and Exchange Commission

File No. 1-5332

October 15, 2009

In connection with responding to the Staff’s comments, the Company acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Company’s filings; and

•                  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call the undersigned at (631) 773-4210 if you have any questions you wish to discuss concerning this letter.

Sincerely yours,

/s/ Joseph A. Molino, Jr.
Joseph A. Molino, Jr.
Vice President and Chief Financial Officer